December 10, 2007

Mail Stop 4561

Mr. David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
8885 Rehco Road
San Diego, CA 92121

> RE: **Bio-Matrix Scientific Group, Inc.**
> **Form 10-KSB for the period ended September 30, 2006**
> **Filed January 10, 2007**
> **File No. 0-32201**

Dear Mr. Koos:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief